UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Exicure, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30205M101
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30205M101
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-0518585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,084,297 *
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,084,297 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,084,297 *

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 6.5%*

14. Type of Reporting Person (See Instructions): PN

*As of the date hereof, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 7,084,297 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Exicure, Inc. (the “Issuer”) consisting of (i) 6,977,000 shares of Common Stock held by Abingworth Bioventures VII LP (“ABV VII”) and (ii) 107,297 shares of Common Stock issuable upon exercise of stock options (the “Options”) issued to Dr. Bali Muralidhar. Abingworth Bioventures VII GP LP (“Abingworth GP”) serves as the general partner of ABV VII. Abingworth General Partner VII LLP, serves as the general partner of Abingworth GP. ABV VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth, all investment and dispositive power over the securities held by ABV VII. Abingworth holds the reported securities indirectly through ABV VII. Dr. Muralidhar, a Partner of Abingworth, was granted the Options, as director’s compensation, with respect to 115,079 shares of Common Stock. The Options are exercisable for 107,297 shares of Common Stock within 60 days of the date hereof. Under an agreement between Dr. Muralidhar and Abingworth, Dr. Muralidhar is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. Thus, as of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended,Abingworth may be deemed to beneficially own 6.5% of the shares of Common Stock deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 108,783,144 shares of Common Stock outstanding as of December 31, 2021, based on information reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 5, 2022.

CUSIP No. 30205M101
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VII, LP 93-1331173

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,084,297*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,084,297*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,084,297*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 6.5%*

14. Type of Reporting Person (See Instructions): PN

*Consists of 6,977,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) held directly by Abingworth Bioventures VII LP (“ABV VII”) and 107,297 shares of Common Stock underlying the stock options (the “Options”) held by Dr. Muralidhar which are exercisable within 60 days of the date hereof. Under an agreement between Dr. Muralidhar and Abingworth LLP (“Abingworth”), Dr. Muralidhar is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VII may be deemed to beneficially own 6.5% of the shares of Common Stock deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 108,783,144 shares of Common Stock outstanding as of December 31, 2021 based on information reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 5, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 9, 2019 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Exicure, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2430 N. Halsted Street, Chicago, IL 60614.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

As of the date hereof, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 7,084,297 shares of Common Stock of Exicure, Inc. (the “Issuer”) consisting of (i) 6,977,000 shares of Common Stock held by Abingworth Bioventures VII LP (“ABV VII”) and (ii) 107,297 shares of Common Stock issuable upon exercise of stock options (the “Options”) issued to Dr. Bali Muralidhar. Dr. Muralidhar is a Partner of Abingworth. Under an agreement between Dr. Muralidhar and Abingworth, Dr. Muralidhar is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VII, and must exercise the Options solely upon the direction of Abingworth. As a result, for purposes of Rule 13d-3 under the Securities Exchange Act each of ABV VII and Abingworth may be deemed to beneficially own the shares of Common Stock and the 107,297 shares of Common Stock underlying the Options held by Dr. Muralidhar which are exercisable within 60 days of the date hereof. Neither ABV VII nor Abingworth directly owns any of the shares of Common Stock underlying the Options.

As a result of the foregoing, Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own (i) the 6,977,000 shares of Common Stock held by ABV VII and (ii) the 107,297 shares of Common Stock issuable upon exercise of the Options. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 6.5% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 108,783,144 shares of Common Stock outstanding as of December 31, 2021 based on information reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 5, 2022.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated August 9, 2019, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on August 9, 2019)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

ABINGWORTH BIOVENTURES VII, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH, LLP

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).